SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated February 19, 2016

(Commission File No. 1-13202)

Nokia Corporation

Karaportti 3

FI-02610 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F:  ☒     Form 40-F:  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes:  ☐     No:  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes:  ☐     No:  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:  ☐     No:  ☒

STOCK EXCHANGE RELEASE February 19, 2016

Nokia issues new shares in a directed share issue

Nokia Corporation

Stock Exchange Release

February 19, 2016 at 09:15 (CET +1)

Nokia issues new shares in a directed share issue

Espoo, Finland - Nokia announces today that it has issued 6 501 503 new shares (“Shares”, each a “Share”) in deviation from shareholders’ pre-emptive rights based on a resolution by the Board of Directors on February 18, 2016, pursuant to the authorization granted by the Extraordinary General Meeting held on December 2, 2015. The Shares have been issued in exchange for Alcatel-Lucent shares in a private transaction at the same exchange ratio as that offered in Nokia’s recently completed public exchange offers for Alcatel-Lucent securities in France and in the United States, i.e. 0.5500 Nokia shares for each Alcatel-Lucent share, in order to increase Nokia’s ownership in Alcatel-Lucent.

The Shares will be paid by contribution in kind with the Alcatel-Lucent shares offered for exchange. The subscription price, EUR 36 343 401.77 in aggregate, is based on the closing price of Nokia’s shares on Nasdaq Helsinki on February 18, 2016, and will be recorded in Nokia’s fund for invested non-restricted equity. Consequently, Nokia’s share capital will remain unchanged at EUR 245 896 461.96.

Nokia expects to register the Shares with the Finnish Trade Register on or about February 24, 2016. After the registration the total number of Nokia’s shares will equal 5 775 945 340. The Shares will carry the right to dividends and all other shareholder rights as of the registration date. The trading in the Shares is expected to commence on Nasdaq Helsinki and Euronext Paris on or about February 25, 2016.

About Nokia

Nokia is a global leader in the technologies that connect people and things. Powered by the innovation of Bell Labs and Nokia Technologies, the company is at the forefront of creating and licensing the technologies that are increasingly at the heart of our connected lives.

With state-of-the-art software, hardware and services for any type of network, Nokia is uniquely positioned to help communication service providers, governments, and large enterprises deliver on the promise of 5G, the Cloud and the Internet of Things. http://nokia.com

ENQUIRIES

Media Enquiries:

Nokia

Communications

Tel. +358 (0) 10 448 4900

Email: press.services@nokia.com

Investor Enquiries:

Nokia

Investor Relations

Tel. +358 4080 3 4080

Email: investor.relations@nokia.com

Microsite details

Further information on the transaction can be found at: www.newconnectivity.com

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF THAT JURISDICTION

FORWARD-LOOKING STATEMENTS

This stock exchange release contains forward-looking statements that reflect Nokia’s current expectations and views of future events and developments. Some of these forward-looking statements can be identified by terms and phrases such as “expect,” “will”, “would” and similar expressions. These forward-looking statements include statements relating to: the expected consideration for the Shares, the registration date of the Shares and the total number of Nokia shares following their registration. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such statements. These forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account the information currently available to us. These statements are only predictions based upon our current expectations and views of future events and developments. Risks and uncertainties include: regulatory and contractual restrictions applicable to the issuance of the Shares and Nokia’s transactions in Alcatel Lucent securities; and the impact on the combined company (after giving effect to the transaction with Alcatel Lucent) of any of the foregoing risks or forward-looking statements, as well as other risk factors listed from time to time in Nokia’s and Alcatel Lucent’s filings with the U.S. Securities and Exchange Commission (“SEC”).

The forward-looking statements should be read in conjunction with the other cautionary statements that are included elsewhere, including the Risk Factors section of the Registration Statement (as defined below), Nokia’s and Alcatel Lucent’s most recent annual reports on Form 20-F, reports furnished on Form 6-K, and any other documents that Nokia or Alcatel Lucent have filed with the SEC. Any forward-looking statements made in this stock exchange release are qualified in their entirety by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us or our business or operations. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

IMPORTANT ADDITIONAL INFORMATION

This stock exchange release relates to the public exchange offer by Nokia to exchange all of the ordinary shares, American Depositary Shares (“ADSs”) and convertible securities issued by Alcatel Lucent for new ordinary shares and ADSs of Nokia. This stock exchange release is for informational purposes only and does not constitute an offer to purchase or exchange, or a solicitation of an offer to sell or exchange, any ordinary shares, ADSs or convertible securities of

Alcatel Lucent, nor is it a substitute for the Registration Statement on Form F-4 (the “Registration Statement”) (Registration No. 333- 206365) or the Solicitation / Recommendation Statement on Schedule 14D-9 each filed with the SEC, the listing prospectus and listing prospectus supplements of Nokia filed with the Finnish Financial Supervisory Authority or Nokia’s offer document (note d’information) and Alcatel Lucent’s response document (note en réponse) filed with the Autorité des marchés financiers (“AMF”) on October 29, 2015 and which received the visa of the AMF on November 12, 2015 (including the letters of transmittal and related documents and as amended and supplemented from time to time, the “Exchange Offer Documents”). No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933. The exchange offer is being made only through the Exchange Offer Documents.

The making of the exchange offer to specific persons who are residents in or nationals or citizens of jurisdictions outside France or the United States or to custodians, nominees or trustees of such persons (the “Excluded Shareholders”) may be made only in accordance with the laws of the relevant jurisdiction. It is the responsibility of the Excluded Shareholders wishing to accept an exchange offer to inform themselves of and ensure compliance with the laws of their respective jurisdictions in relation to the exchange offer. The exchange offer will be made only through the Exchange Offer Documents.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE EXCHANGE OFFER DOCUMENTS AND ALL OTHER RELEVANT DOCUMENTS THAT NOKIA OR ALCATEL LUCENT HAS FILED OR MAY FILE WITH THE SEC, AMF, NASDAQ HELSINKI OR FINNISH FINANCIAL SUPERVISORY AUTHORITY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION THAT INVESTORS AND SECURITY HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING THE EXCHANGE OFFER.

The information contained in this stock exchange release must not be published, released or distributed, directly or indirectly, in any jurisdiction where the publication, release or distribution of such information is restricted by laws or regulations. Therefore, persons in such jurisdictions into which these materials are published, released or distributed must inform themselves about and comply with such laws or regulations. Nokia and Alcatel Lucent do not accept any responsibility for any violation by any person of any such restrictions.

The Exchange Offer Documents and other documents referred to above, if filed or furnished by Nokia or Alcatel Lucent with the SEC, as applicable, are available free of charge at the SEC’s website (www.sec.gov).

Nokia’s offer document (note d’information) and Alcatel Lucent’s response document (note en réponse), which received visa No. 15-573 and No. 15-574 respectively from the AMF, containing detailed information with regard to the exchange offer, are available on the websites of the AMF (www.amf-france.org), Nokia (www.nokia.com) and Alcatel Lucent (www.alcatel-lucent.com).

Enclosures:

Nokia stock exchange release dated February 19, 2016: Nokia issues new shares in a directed share issue

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 19, 2016	Nokia Corporation

	By:	/s/ Riikka Tieaho
Name: Riikka Tieaho
Title: Vice President, Corporate Legal